Exhibit 2.s.8

SUNSHINE MEDIA GROUP, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2013 AND 2012

(unaudited)

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED BALANCE SHEET

December 31, 2013

(unaudited)

ASSETS
Current assets
Cash	$100,484
Accounts receivable, net of allowance for doubtful accounts of $70,872	2,212,291
Costs and estimated earnings in excess of billings on uncompleted contracts (Notes 2 and 3)	155,285
Other current assets	121,798

Total current assets	2,589,858

Long-term assets
Plant and equipment, net (Note 4)	512,746
Intangible assets, net (Note 5)	872,000
Deferred financing costs, net (Note 2)	73,411

Total long-term assets	1,458,157

Total assets	$4,048,015

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$857,183
Accrued expenses	2,194,228
Accrued interest, related party	2,773,420
Billings in excess of costs and estimated earnings on uncompleted contracts (Notes 2 and 3)	31,385
Deferred revenue	19,548
Current maturities of long-term debt, related party (Note 6)	1,600,000

Total current liabilities	7,475,764

Long-term debt, related party (Note 6)	27,648,000

Stockholders’ deficit
Common stock, $.001 par value; 3,000 shares authorized	2
Preferred stock, $.001 par value; 20,000 shares authorized; liquidation preferences totaled $6,124,000 at December 31, 2013	15
Additional paid-in capital	14,371,640
Accumulated deficit	(45,447,406)

Total stockholders’ deficit	(31,075,749)

Total liabilities and stockholders’ deficit	$4,048,015

See accompanying notes to consolidated financial statements.

3.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2013

(unaudited)

Net sales	$14,602,998

Cost of sales	8,497,716

Gross margin	6,105,282

Operating expenses
Sales and marketing	2,780,585
Depreciation and amortization	654,500
General and administrative	2,540,396

5,975,481

Income from operations	129,801

Interest expense	1,523,802

Loss before income tax expense	(1,394,001)

Income tax expense	2,450

Net loss	$(1,396,451)

See accompanying notes to consolidated financial statements.

4.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

Year ended December 31, 2013

(unaudited)

	Common Shares	Amount	Preferred Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
Balance at January 1, 2013	1,868	$2	15,270	$15	$14,371,640	$(44,050,955)	$(29,679,298)
Net loss	—	—	—	—	—	(1,396,451)	(1,396,451)

Balance at December 31, 2013	1,868	$2	15,270	$15	$14,371,640	$(45,447,406)	$(31,075,749)

See accompanying notes to consolidated financial statements.

5.

SUNSHINE MEDIA GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2013

(unaudited)

Cash flows from operating activities
Net loss	$(1,396,451)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	654,500
Deferred financing costs	31,184
Non-cash interest expense	1,492,618
Change in assets and liabilities:
Accounts receivable	(219,484)
Costs and estimated earnings in excess of billings on uncompleted contracts	73,027
Other current assets	(36,240)
Accounts payable	(50,099)
Accrued expenses	(630,895)
Billings in excess of costs and estimated earnings on uncompleted contracts	(62,869)
Deferred revenue	(15,330)

Net cash from operating activities	(160,039)

Cash flows from investing activities
Purchases of plant and equipment	(11,240)

Net cash from investing activities	(11,240)

Cash flows from financing activities
Payments on revolving credit facility	(100,000)

Net cash from financing activities	(100,000)

Net change in cash	(271,279)

Cash and cash equivalents at beginning of year	371,763

Cash and cash equivalents at end of year	$100,484

Supplemental disclosure of cash flow information:
Interest paid	$—

Income taxes	$—

See accompanying notes to consolidated financial statements.

6.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 1 - NATURE OF OPERATIONS

General Business Description: Sunshine Media Group, Inc. (formerly known as Sunshine Media Holding Corporation) (the “Company”) was incorporated on December 20, 2000 for the purpose of acquiring Sunshine Media, Inc. and Sunshine Media Printing, Inc., a fully integrated publisher and printer of regionally focused specialty trade magazines headquartered in Chattanooga, Tennessee with printing facilities in Tucson, Arizona. The Company publishes magazines across six different titles; Builder Architect™, M.D. News™, Commercial Builder Architect™, Doctor of Dentistry™, Restaurant Forum™ and Real Estate Executive™. The Company has publisher relationships (independent contractors) throughout the United States and Canada and pays commissions based on advertising and reprint sales.

On January 31, 2001, Sunshine Media, Inc. was acquired via a stock purchase, and Sunshine Media Printing, Inc. was acquired via an asset purchase. On May 10, 2001, Sunshine Media Advertising, Inc. was formed and is 100% owned by the Company.

On November 28, 2006, Sunshine Custom Publishing, Inc. was formed for the purpose of acquiring True North Custom Publishing, LLC through its wholly owned subsidiary TNCP Acquisition Company, LLC. On May 14, 2007, True North Custom Publishing, LLC merged with TNCP Acquisition Company, LLC, with the surviving entity being True North Custom Publishing, LLC (“True North”). True North is a leading custom magazine and newsletter publisher. The Company’s primary customers are community hospitals seeking to attract patients to its facilities.

On June 5, 2008, the Company formed SMTN, Inc. which is 100% owned by the Company.

In January, 2009, the Company amended its certificate of incorporation and changed its name to Sunshine Media Group, Inc.

As of December 31, 2010, the Company was owned 59.8% by Sunshine Media Delaware LLC (the “LLC”). The LLC was controlled by an investment group that owned approximately 86% of the LLC and an additional 32.4% of the Company. Approximately 13% of the LLC was owned by a financial institution which also owned 7.8% of the Company.

On January 27, 2011, Gladstone Capital purchased 100% of the common stock of Sunshine Media Group, Inc. from the former owners in exchange for $1,480,190 and warrants for 20% of the Company. As part of the transaction, the Company amended its certificate of incorporation and obtained waivers for all covenant violations. On March 4, 2011, Gladstone Capital sold 50% of its common stock position to an investor for $740,095, and, at the same time, Gladstone Capital and the investor each contributed $375,000 into the business in exchange for preferred stock. Management has elected to not adopt pushdown accounting. Accordingly, business combination accounting has not been applied. In conjunction with the stock transaction, the previous warrants were terminated, and new warrants were issued and accounted for at fair value (Note 6).

On June 13, 2012, Publication Holdings, Inc. (which is 100% owned by Gladstone Capital) bought all the preferred and common stock of the other stockholder’s Trust. In exchange for this sale, the Trust will receive future payouts, directly from Gladstone Capital, that are contingent upon the sale of certain assets or stock of Sunshine Media Holdings, Inc. As of June 13, 2012, the Company no longer had any obligation to the stockholder or the investor’s Trust.

7.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sunshine Media, Inc., Sunshine Media Printing, Inc., Sunshine Media Advertising, Inc., SMTN, Inc. and Sunshine Custom Publishing, Inc., and its wholly owned subsidiary True North Custom Publishing, Inc. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Significant items subject to such estimates and assumptions include carrying amounts of intangible assets, allowances for receivables, valuation allowances on deferred tax assets, and estimated costs and gross profit on contracts in progress. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The Company’s carrying amount for its financial instruments, which include cash, accounts receivable, accounts payable, and long-term debt, approximate fair value.

Cash: The Company maintains substantially all of its cash balances with a major financial institution in the United States. At times, such balances may be in excess of insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition: Revenue from advertising and reprint sales is recognized upon distribution of the related magazines and reprints. Amounts received in advance of distribution are deferred as a customer deposit liability and are recognized as revenue upon distribution of the related magazines and reprints, generally within one to three months of receipt.

Revenues from publication contracts are recognized on the percentage-of-completion method, measured by the Company’s established stages of completion.

Contract costs include direct job costs related to contract performance, such as mail prep costs, postage, and custom photography. Direct labor payroll costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions, and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues earned in excess of billings. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents billings in excess of revenues earned.

The direct costs associated with print expenses are treated as a cost reimbursement and are recognized as revenue when incurred. Print costs incurred in excess of print billings are recorded as a receivable. Print billings in excess of print costs incurred are deferred as a liability.

Shipping and Handling Costs: The Company accounts for shipping and handling fees billed to customers as sales. Costs associated with shipping and handling are included in cost of sales in the consolidated statement of operations.

Advertising: The Company expenses advertising costs as incurred. Advertising cost for the year ended December 31, 2013 is $16,812.

8.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable: Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a periodic basis. Interest is not normally charged on receivables. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer’s financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

Plant and Equipment: Plant and equipment are recorded at cost less accumulated depreciation. Major additions and betterments are capitalized; maintenance and repairs are expensed as incurred. When plant and equipment are disposed of, the cost and related accumulated depreciation or amortization are removed from the respective amounts, and resulting gains or losses are reflected in earnings. Depreciation and amortization are computed on the straight-line method for financial statement purposes and accelerated methods for income tax purposes. Leasehold improvements are depreciated over the lesser of the life of the lease or the estimated useful life of the asset. Plant and equipment are reviewed for impairment when events indicate the carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Intangible Assets: Intangible assets with a finite life are amortized over their estimated useful life.

Long-Lived Assets: The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset to future undiscounted operating cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company had not recognized any impairment charges as of December 31, 2013.

Deferred Financing Costs: Deferred finance costs represent direct costs incurred by the Company in connection with its credit agreement (Note 6). These costs are being amortized using the effective interest method over the term of the related debt and are presented net of accumulated amortization of $1,720,898 at December 31, 2013.

Income Taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for taxable temporary differences and operating loss and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

In accordance with guidance with respect to accounting for uncertainty in income taxes, the Company recognizes a tax benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized would be the largest amount of tax benefit that is greater than 50% likely of being realized on an examination. For tax positions not meeting the more-likely-than-not test, no tax benefit will be recorded. Management is not aware of any uncertain tax positions and does not expect uncertain tax positions to change in the next 12 months.

9.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company would recognize interest and/or penalties related to income tax matters in other expenses. No interest or penalties related to income taxes were incurred for the year ended December 31, 2013. The Company’s 2010 through 2013 tax years are open under applicable United States and various state statutes of limitations.

Subsequent Events: Management has performed an analysis of the activities and transactions subsequent to December 31, 2013 to determine the need for any adjustments to and disclosures within the audited consolidated financial statements for the year ended December 31, 2013. Management has performed their analysis through July 7, 2014, the date the consolidated financial statements were available to be issued.

NOTE 3 - UNCOMPLETED CONTRACTS

As explained in Note 2 above, the Company recognizes income on publication contracts on the percentage-of-completion method. Information concerning uncompleted contracts at December 31, 2013 is as follows:

Costs incurred on uncompleted contracts	$658,819
Estimated earnings thereon	2,749,718

3,408,537
Less: billings to date	(3,284,637)

$123,900

Included in the accompanying consolidated balance sheet under the following captions:

Costs and estimated earnings in excess of billings on uncompleted contracts	$155,285

Billings in excess of costs and estimated earnings on uncompleted contracts	(31,385)

$123,900

NOTE 4 - PLANT AND EQUIPMENT

Plant and equipment consist of the following at December 31, 2013:

Leasehold improvements	$313,342
Equipment	3,166,981
Furniture and fixtures	547,497
Software development costs	1,197,814

5,225,634
Less: accumulated depreciation	(4,712,888)

Plant and equipment, net	$512,746

Depreciation expense totaled $436,500 for the year ended December 31, 2013.

10.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 5 - INTANGIBLE ASSETS

As of December 31, 2013, details of the Company’s intangible assets are as follows:

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount
Customer relationships	$123,000	$(24,600)	$98,400
Trademark	967,000	(193,400)	773,600

	$1,090,000	$(218,000)	$872,000

The Company’s intangible assets are amortized on a straight-line basis over the amortization periods listed in the following table. The aggregate weighted-average amortization period is 5 years.

Amortization Period (in years)
Customer relationships	5
Trademark	5

Amortization expense totaled $218,000 for the year ended December 31, 2013.

Future amortization of intangible assets is as follows:

2014	$218,000
2015	218,000
2016	218,000
2017	218,000

$872,000

NOTE 6 - DEBT - RELATED PARTY

Long-term debt consists of the following at December 31, 2013:

Term Note A – $17,000,000 note payable to Gladstone Capital dated May 14, 2007, and maturing May 14, 2016. Principal is due in annual payments of 50% of excess cash flow, as defined in the credit agreement, with all outstanding principal due at maturity. No excess cash flow payment was due for the year ended December 31, 2013. Interest accrues on the outstanding principal balance at the higher of 4.75% or LIBOR + 3.25% and is due on demand. The effective interest rate was 4.75% at December 31, 2013. The loan is collateralized by substantially all assets and shares of stock of the Company.	$16,948,000

Term Note B – $10,700,000 note payable to Gladstone Capital dated May 14, 2007, and maturing on May 14, 2016. Principal is due in full at maturity, and interest accrues on the outstanding principal balance at the higher of 5.5% or LIBOR + 4% and is due on demand. The effective interest rate was 5.5% at December 31, 2013. The loan is collateralized by substantially all assets and shares of stock of the Company.	10,700,000

11.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 6 - DEBT - RELATED PARTY (Continued)

Revolving Credit Facility - $2,000,000 line of credit with Gladstone Capital, due August 8, 2014. Principal is due in quarterly payments of 50% of excess cash flow, as defined in the credit agreement, with all outstanding principal due at maturity. No excess cash flow payment was due during the year ended December 31, 2013. Interest accrues on the outstanding principal balance at the higher of 4.75% or LIBOR + 3.25% and is due on demand. The effective interest rate was 4.75% at December 31, 2013. The loan is collateralized by substantially all assets and shares of stock of the Company.	1,600,000

Total debt	29,248,000

Less: current maturities	(1,600,000)

Total long-term debt	$27,648,000

The Company has a covenant to provide audited consolidated financial statements within 120 days of the fiscal year end, without qualification thereof. The Company was not in compliance with such covenant but obtained the appropriate waivers.

Accrued interest at December 31, 2013 is $2,773,420 and is payable on demand. If no demand is made, then accrued interest will be paid at maturity.

In conjunction with the January 27, 2011 stock transaction described in Note 1, Publication Holdings, Inc. granted warrants to purchase B units of Publication Holdings, Inc. These warrants can only be exercised upon a sale of the Company or upon an initial public offering. The warrants terminate on January 27, 2021. Management has evaluated the fair value of the warrants and the likelihood of corporate event prior to termination of the warrants and determined the fair value of the warrants to be insignificant.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases corporate office space in Chattanooga, Tennessee under operating leases. Rent expense under all operating leases is $289,312 for the year ended December 31, 2013.

Future minimum annual payments under operating leases as of December 31, 2013 are as follows:

2014	$302,535
2015	302,535
2016	302,535
2017	272,925
2018	43,020

Total	$1,223,550

12.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 8 - INCOME TAXES

Income tax expense consists of the following:

Current tax expense:
State and local	$2,450

Temporary differences which give rise to the Company’s net deferred tax assets (liabilities) at December 31, 2013 are as follows:

Deferred tax liabilities:
Fixed assets	$(33,007)

Total deferred tax liabilities	(33,007)

Deferred tax assets:
Accrued expenses	1,041,312
Allowance for doubtful accounts	26,436
Net operating loss carry forwards	9,215,253
Contingency reserves	461,211
Intangible assets	3,270,166
Other	22,000

Total deferred tax assets	14,036,378
Valuation allowance	(14,003,371)

Net deferred tax asset	$—

As the Company has generated net losses since inception, there is uncertainty regarding the Company’s ability to realize deferred tax assets. Accordingly, a valuation allowance has been established relating to the Company’s net deferred tax assets. The valuation allowance, which increased $520,798 during 2013, was based upon management’s analysis of available information. The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax loss due to non-deductible expenses, over/under accruals from the prior year, the change in the valuation allowance and other timing differences. The Company will begin to release the valuation allowance when it is more likely than not the deferred tax asset will be realized.

The Company has federal net operating loss carry forwards totaling approximately $25,300,000, expiring between 2021 and 2033. The Company has a state net operating loss carryforward totaling approximately $12,000,000, expiring between 2022 and 2028.

NOTE 9 - MANAGEMENT’S PLAN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has significant recurring losses, resulting in a significant accumulated deficit. The Company is dependent on financing, which is subject to certain covenants, to support its operations.

Management recognizes the Company has experienced significant losses over the past several years. These loses have resulted in impairment charges against the Company’s goodwill and intangible assets in previous years. Management took several steps to reverse the situation and improve financial operations in 2013. The Company has undertaken several cost saving initiatives that have led to reduced expenses.

13.

SUNSHINE MEDIA GROUP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

(unaudited)

NOTE 9 - MANAGEMENT’S PLAN (Continued)

First, the Company went to the market for better pricing related to all of its printing operations and created price reductions. Secondly, the Company has reduced its overhead expenses. This was achieved by streamlining operations and purchasing additional software to better serve clients and in-house efficiencies. A new ERP system was brought on line in January 2012 to improve the Company’s operations and management reporting.

On the revenue side, the new seasoned sales force, hired in 2012 and 2013, has largely been focused on landing large new clients in the Hospital industry. A series of quality surveys were implemented, and steps were taken to improve the quality perception and the timeliness of the publications in 2012 and 2013. The surveys have indicated increasing customer satisfaction in all areas of measurement. The IRM product line has been reinvigorated and is beginning to catch sales traction in the marketplace. The Company is also looking at entering new vertical markets to open addition revenue streams.

The Company was not in compliance with debt covenants as of December 31, 2013 but was able to obtain appropriate waivers. The Company has limited availability on the Revolving Credit Facility and has experienced declining sales and gross margins during 2013. Subsequent to year end, the Company has experienced marginal improvements to sales and gross margin; however, liquidity remains a concern due to increasing regulations in the healthcare industry and these changes limiting customers’ spending ability. The financial statements do not include any adjustments related to the inability of the Company to continue as a going concern.

14.